Exhibit 99.4

ASML share buy back program

Repurchase up to € 1 billion within 2 years

Announced January 19, 2011

Repurchased of total program:	58.3%

The total amount of outstanding shares at the end of 2010 is approximately 436 million shares.

The following table shows the shares repurchased between August 29, 2011 and September 30, 2011:

Date	Repurchased shares	Average price	Repurchased value
Aug. 29 – Sep. 2, 2011	533,350	€24.04	€12,823,780
Sep. 5 – Sep. 9, 2011	564,617	€23.45	€13,242,077
Sep. 12 – Sep. 16, 2011	234,360	€25.55	€5,988,517
Sep. 19 – Sep. 23, 2011	902,710	€25.96	€23,431,400
Sep. 26 – Sep. 30, 2011	902,477	€26.65	€24,052,391
Total shares repurchase between August 29, 2011 and September 30, 2011	3,137,514	€25.13	€79,538,165

Total shares repurchased through September 30, 2011	21,613,875	€26.97	€582,852,548

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